SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2003

AINSWORTH LUMBER CO. LTD.
(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No   X

TABLE OF CONTENTS

Document 1
Document 2
Document 3

Documents Included as Part of this Report

No.	Document

1.	Press release dated August 18, 2003

2.	Interim Report to Shareholders for the Three months ended June 30, 2003

3.	Segmented Financial Information for the Three and Six month periods ended June 30, 2003 and 2002

Document 1

NEWS RELEASE
For Immediate Release
Monday, August 18, 2003
2003 Second Quarter Financial Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

SECOND QUARTER RESULTS AFFECTED BY STRONGER CANADIAN DOLLAR

VANCOUVER, BRITISH COLUMBIA — Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $1.0 million for the second quarter of 2003. This compared to income of $1.7 million in the preceding quarter and a loss of $4.3 million in the second quarter of 2002. After including the unrealized gain on the translation of US$ denominated debt and after income taxes, net income was $27.6 million or $1.90 per share for the second quarter of 2003. This compared to net income of $26.1 million or $1.80 per share in the preceding quarter and net income of $14.5 million or $0.99 per share in the second quarter of 2002.

The significant increase in net income compared to the second quarter of 2002 is explained primarily by the significant increase in the unrealized foreign exchange gain on US$ denominated debt from a gain of $21.7 million in 2002 to a gain of $33.9 million in 2003. The increase in net income compared to the preceding quarter is attributable to the increase in the unrealized foreign exchange gain (from $30.9 million in the preceding quarter to $33.9 million in the current quarter), a reduction in finance expense of $0.9 million, partially offset by a decline in operating earnings (from $16.2 million in the preceding quarter to $12.7 million in the current quarter).

“OSB prices rose dramatically in the second quarter, particularly in June. The increase in OSB prices throughout the quarter was significant, from a low of $US170/Msf (North Central, 7/16” basis) in April to a high of $US303/Msf in June. However, the continued strengthening of the Canadian dollar vis-à-vis the US dollar significantly offset the positive effect on our mill returns. Despite the lag associated with realizing higher OSB prices given the strength of our order file, and the fact that the average value of the Canadian dollar appreciated 10.0%

against the US dollar during the quarter, Ainsworth’s average OSB mill return still increased by 2.8% compared to the preceding quarter and 5.1% compared to the second quarter of 2002. While the increase in OSB prices offset the effect of the currency fluctuation, our specialty plywood operation was negatively affected both by weak market conditions and the impact of the stronger Canadian dollar”, said Brian Ainsworth, Chairman and Chief Executive Officer.

Net income for the six months ended June 30, 2003 was $53.7 million compared to net income of $12.4 million in 2002. The increase in net income largely related to the significant unrealized foreign exchange gain, $64.8 million in 2003 compared to $21.3 million in 2002. Other factors impacting net income included a substantial improvement in operating earnings (11.3%), a $1.6 million reduction in finance expense, and an increase in other income of $1.8 million.

Operating earnings before amortization, plus interest and other income (expense) (EBITDA) for the second quarter of 2003 was $20.2 million compared to $24.8 million in the preceding quarter and $19.1 million in the second quarter of 2002. EBITDA decreased by $4.6 million (18.5%) from the preceding quarter due to weaker performance from our plywood and veneer operations as the impact of the stronger Canadian dollar and current market conditions resulted in weaker prices and a significant reduction in overall profitability. The 5.8% increase in EBITDA compared to the second quarter of 2002 was primarily due to a 5.1% increase in OSB mill returns partially offset by a 2.2% decrease in shipment volumes. Other factors impacting EBITDA compared to 2002 include a $0.6 million reduction in selling and administration costs and a $1.6 million increase in other income (expense). Offsetting the increase in EBITDA generated from our OSB operations was the significant decline in operating earnings from our plywood and veneer operations. EBITDA for the six months ended June 30, 2003 increased by $4.0 million (9.8%) compared to 2002. The increase in EBITDA year over year is explained by several factors including a 4.1% increase in the company’s average OSB mill return which was partially offset by a 1.2% decline in shipment volumes. Other factors having a positive impact on EBITDA included a $1.9 million reduction in selling and administration costs and an increase in other income of $1.8 million.

During the quarter, the company’s newest OSB plant in High Level, Alberta was shut-down for seven days to complete major repairs to the press. Adjusting for the shut-down period,

the High Level facility operated at approximately 65% of capacity during the quarter. We have been encouraged by the higher production levels achieved at High Level since completion of the repairs to the press in late June. Despite the shut-down at the High Level OSB facility during the quarter, the company’s total OSB production increased by approximately 1.0% compared to the preceding quarter as production volume at the 100 Mile House and Grande Prairie OSB facilities rose by 3.3% and 3.0%, respectively.

Sales in the second quarter of 2003 were $91.4 million, representing an increase of $0.2 million from the preceding quarter and a decrease of $5.3 million (5.5%) compared to the corresponding period in 2002. OSB sales represented approximately 79% of the company’s total sales for the second quarter of 2003 compared to 75% in the preceding quarter and 72% in the second quarter of 2002. Lumber sales declined by $5.8 million compared to the second quarter of 2002 as the Abbotsford finger-joined lumber facility remained temporarily shut-down due to market conditions. Sales for the six months ended June 30, 2003 were $182.5 million compared to $185.7 million in 2002 (a decrease of 1.7%), also primarily as a result of the temporary shut-down of our lumber facility.

Cash provided by operations, after changes in non-cash working capital, was $31.3 million for the second quarter of 2003 compared to $27.1 million in the second quarter of 2002 and $22.1 million of cash used in operating activities in the preceding quarter. The significant cash provided by our operations is explained primarily by the utilization of log inventories built-up in the first quarter. The increase in cash provided by operations compared to the corresponding period in 2002 is attributable primarily to a more substantial reduction in working capital compared to the second quarter of 2002. For the six months ended June 30, 2003, cash provided by operations was $9.2 million compared to $0.3 million in 2002. The increase in cash provided by operations is explained primarily by the increase in operating earnings and a more substantial reduction in working capital compared to 2002. Ainsworth ended the quarter with a cash balance of $86.6 million compared to $57.0 million at March 31, 2003 and $86.8 million at the end of the second quarter of 2002.

Capital expenditures totaled $1.9 million compared to $1.9 million in the preceding quarter and $0.7 million in the corresponding period in 2002. For the six months ended June 30, 2003 capital expenditures totaled $3.8 million compared to $1.6 million in 2002. In 2003, the company has focused its capital expenditures on the Grande Prairie and High Level OSB operations. As a result, we anticipate increased production at both of these facilities.

Brian Ainsworth concluded by saying, “While economic uncertainty continues to prevail, we are currently enjoying near record pricing for our OSB. Based on the strength of our order files, current OSB pricing, and the expectation of continued increases in OSB production volume, we remain optimistic about the remainder of the year.”

Ainsworth will hold a conference call at 8:00 am PST (11:00 am EST) on Tuesday, August 19, 2003 to discuss the company’s second quarter results. To access the conference call, listeners should dial 1-888-343-2180 (reservation number 21156738). For those unable to participate in the live call, a recording of the call will be available until August 26, 2003 and can be accessed at 1-800-558-5253 (reservation number 21156738).

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	June 30	December 31
	2003	2002
	Unaudited	Audited

ASSETS
CURRENT ASSETS
Cash	$86,637	$80,195
Accounts receivable	25,577	25,198
Inventories	50,778	50,906
Income taxes receivable	955	120
Prepaid expenses	2,708	2,655

	166,655	159,074
CAPITAL ASSETS	357,798	369,263
OTHER ASSETS	24,185	26,715

	$548,638	$555,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	19,132	17,415
Accrued liabilities	27,282	36,954
Current portion of long term debt	269	46

	46,683	54,415
REFORESTATION OBLIGATION	4,628	4,634
LONG TERM DEBT	376,343	440,332
FUTURE INCOME TAXES	19,083	7,300

	446,737	506,681

SHAREHOLDERS’ EQUITY
Capital stock	53,106	53,083
Contributed surplus	142	375
Retained earnings (Deficit)	48,653	(5,087)

	101,901	48,371

	$548,638	$555,052

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of dollars, except per share data) Unaudited

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

SALES	$91,370	$96,740	$182,535	$185,681

COSTS AND EXPENSES
Costs of products sold	67,157	70,281	129,880	132,928
Selling and administration	4,405	4,955	8,519	10,369

	71,562	75,236	138,399	143,297

OPERATING EARNINGS BEFORE AMORTIZATION	19,808	21,504	44,136	42,384
AMORTIZATION OF CAPITAL ASSETS	7,075	8,133	15,238	16,430

OPERATING EARNINGS	12,733	13,371	28,898	25,954

FINANCE EXPENSE
Interest charges	(12,842)	(13,447)	(26,623)	(28,057)
Amortization charges	(1,219)	(1,352)	(2,411)	(2,528)

	(14,061)	(14,799)	(29,034)	(30,585)
OTHER INCOME (EXPENSE)
Interest and other	362	(2,427)	830	(1,416)
Write-down of capital assets	—	432	—	432

	(13,699)	(17,658)	(28,204)	(32,433)

INCOME (LOSS) BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN; LONG-TERM DEBT	(966)	(4,287)	694	(6,479)
UNREALIZED FOREIGN EXCHANGE GAIN; LONG-TERM DEBT	33,864	21,729	64,773	21,335

INCOME BEFORE INCOME TAXES	32,898	17,442	65,467	14,856
INCOME AND LARGE CORPORATION TAX EXPENSE	5,276	2,978	11,727	2,431

NET INCOME	27,622	14,464	53,740	12,425
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	21,031	10,747	(5,087)	12,786

RETAINED EARNINGS, END OF PERIOD	$48,653	$25,211	$48,653	$25,211

Basic and diluted earnings per share (dollars)	$1.90	$0.99	$3.69	$0.85

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$27,622	$14,464	$53,740	$12,425
Amounts not requiring an outlay of cash
Amortization of capital assets	7,075	8,133	15,238	16,430
Amortization of financing costs	644	644	1,273	1,262
Amortization of debt discount	213	213	422	422
Unrealized foreign exchange (gain) loss; long-term debt	(33,864)	(21,729)	(64,773)	(21,335)
Amortization of consent and commitment fees	362	494	803	845
Non-cash stock-based compensation	(210)	67	(210)	134
Loss on disposal of capital assets	6	—	14	—
Loss on writedown of machinery and equipment	—	432	—	432
Change in non-current reforestation obligation	(711)	(352)	(6)	200
Future income taxes	5,687	2,261	11,783	1,364
Change in non-cash operating working capital	24,486	22,460	(9,094)	(11,864)

	31,310	27,087	9,190	315

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in capital lease obligations	595	(12)	584	(48)

	595	(12)	584	(48)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(1,923)	(650)	(3,803)	(1,642)
(Increase) decrease in other assets	(321)	93	455	1,173
Proceeds on disposal of capital assets	3	10	16	10

	(2,241)	(547)	(3,332)	(459)

NET CASH INFLOW (OUTFLOW)	29,664	26,528	6,442	(192)
CASH, BEGINNING OF PERIOD	56,973	60,242	80,195	86,962

CASH, END OF PERIOD	$86,637	$86,770	$86,637	$86,770

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statement
Three and six month periods ended June 30, 2003 and 2002
(Unaudited)

1.	BASIS OF PRESENTATION

The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except where stated below. These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2002. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.	CONTINGENT ITEM

In March 2003, the Government of B.C. (“Crown”) introduced the Forestry Revitalization Plan (the “Plan”) that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licences. As well, through legislation, licensees, including the Company, will be required to return 20% of their replaceable tenure to the Crown. The Crown has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

The effect of the timber take-back will result in a reduction of approximately 29,600 cubic metres of the Company’s allowable annual cut. The effect of the Plan on the Company’s financial position and results of operations is not determinable at this time. The Company will record the effects of the plan when the amounts to be recorded are determinable.

AINSWORTH LUMBER CO. LTD.
Other Information

	June 30, 2003	June 30, 2002

Selected Balance Sheet Items ($000’s)
Cash	$86,637	$86,770
Total assets	$548,638	$565,751
Total debt	$376,612	$422,575
Shareholders’ equity	$101,901	$78,774

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Reconciliation of Net Income to EBITDA ($000’s)
Net Income	$27,622	$14,464	53,740	12,425
Add: Depreciation and amortization	7,075	8,133	15,238	16,430
Finance expense	14,061	14,799	29,034	30,585
Write-down of capital assets	—	432	—	432
Income and large corporation tax expense (recovery)	5,276	2,978	11,727	2,431
Less: Unrealized foreign exchange gain	33,864	21,729	64,773	21,335

EBITDA	$20,170	$19,077	$44,966	$40,968

Product Sales ($000’s)
OSB	$71,749	$69,808	$140,560	$136,669
Plywood	15,973	16,864	33,988	30,748
Veneer	3,002	3,571	5,975	7,603
Lumber	141	5,948	925	9,631
Chips	505	549	1,087	1,030

	$91,370	$96,740	$182,535	$185,681

Geographic Sales Distribution ($000’s)
Canada	$17,458	$16,597	$36,579	$30,730
USA	65,469	70,998	129,733	137,271
Europe	1,747	1,545	4,097	2,440
Asia	6,696	7,600	12,126	15,240

	$91,370	$96,740	$182,535	$185,681

Product Shipment Volumes
OSB (msf-3/8” )	328,706	336,082	652,874	661,026
Plywood (msf-3/8” )	26,105	25,286	56,588	45,551
Veneer (msf-3/8” )	13,904	16,296	28,193	35,500
Lumber (mfbm)	394	10,323	2,447	18,615
Chips (BDUs)	7,224	9,630	16,466	16,436
Production Volumes
OSB (msf-3/8” )	329,014	326,486	656,317	646,089
Plywood (msf-3/8” )	27,721	26,604	58,046	47,650
Veneer (msf-3/8” ) {Note 1}	40,387	47,369	90,681	90,158
Lumber (mfbm)	—	11,158	—	18,615
Chips (BDUs)	7,224	9,630	16,466	16,436

Note 1: includes transfer volumes to Savona (for plywood production)

The company’s interim report to shareholders for the period ended June 30, 2003 will be available on Ainsworth’s web-site at www.Ainsworth.ca, effective August 22, 2003.

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet of oriented strand board (OSB), 155 million square feet of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, its operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., its operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

For further information please contact: Ainsworth Lumber Co. Ltd.

Catherine Ainsworth
Chief Operating Officer
(604) 661-3200

Or

Michael Ainsworth
Executive Vice-President
(604) 661-3200

Document 2

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED JUNE 30, 2003

Ainsworth Second Quarter 2003

LETTER TO SHAREHOLDERS

Results of Operations

Ainsworth Lumber Co. Ltd. generated a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $1.0 million for the second quarter of 2003. This compared to income of $1.7 million in the preceding quarter and a loss of $4.3 million in the second quarter of 2002. After including the unrealized gain on the translation of US$ denominated debt and after income taxes, net income was $27.6 million or $1.90 per share for the second quarter of 2003. This compared to net income of $26.1 million or $1.80 per share in the preceding quarter and net income of $14.5 million or $0.99 per share in the second quarter of 2002.

The significant increase in net income compared to the second quarter of 2002 is explained primarily by the significant increase in the unrealized foreign exchange gain on US$ denominated debt from a gain of $21.7 million in 2002 to a gain of $33.9 million in 2003. The increase in net income compared to the preceding quarter is attributable to the increase in the unrealized foreign exchange gain (from $30.9 million in the preceding quarter to $33.9 million in the current quarter), a reduction in finance expense of $0.9 million, partially offset by a decline in operating earnings (from $16.2 million in the preceding quarter to $12.7 million in the current quarter).

OSB prices rose dramatically in the second quarter, particularly in June. The increase in OSB prices throughout the quarter was significant, from a low of $US170/Msf (North Central, 7/16” basis) in April to a high of $US303/Msf in June. However, the continued strengthening of the Canadian dollar vis-à-vis the US dollar significantly offset the positive effect on our mill returns. Despite the lag associated with realizing higher OSB prices given the strength of our order file, and the fact that the average value of the Canadian dollar appreciated 10.0% against the US dollar during the quarter, Ainsworth’s average OSB mill return still increased by 2.8% compared to the preceding quarter and 5.1% compared to the second quarter of 2002. While the increase in OSB prices offset the effect of the currency fluctuation, our specialty plywood operation was negatively affected both by weak market conditions and the impact of the stronger Canadian dollar.

Net income for the six months ended June 30, 2003 was $53.7 million compared to net income of $12.4 million in 2002. The increase in net income largely related to the significant unrealized foreign exchange gain, $64.8 million in 2003 compared to $21.3 million in 2002. Other factors impacting net income included a substantial improvement in operating earnings (11.3%), a $1.6 million reduction in finance expense, and an increase in other income of $1.8 million.

Operating earnings before amortization, plus interest and other income (expense) (EBITDA) for the second quarter of 2003 was $20.2 million compared to $24.8 million in the preceding quarter and $19.1 million in the second quarter of 2002. EBITDA decreased by $4.6 million (18.5%) from the preceding quarter due to weaker performance from our plywood and veneer operations as the impact of the stronger Canadian dollar and current market conditions resulted in weaker prices and a significant reduction in overall profitability. The 5.8% increase in EBITDA compared to the second quarter of 2002 was primarily due to a 5.1% increase in OSB mill returns partially offset by a 2.2% decrease in shipment volumes. Other factors impacting EBITDA compared to 2002 include a $0.6 million reduction in selling and administration costs and a $1.6 million increase in other income. Offsetting the increase in EBITDA generated from our OSB operations was the significant decline in operating earnings from our plywood and veneer operations. EBITDA for the six months ended June 30, 2003 increased by $4.0 million (9.8%) compared to 2002. The increase in EBITDA year over year is explained by several factors including a 4.1% increase in the company’s average OSB mill return which was partially offset by a 1.2% decline in shipment volumes. Other factors having a positive impact on EBITDA included a $1.9 million reduction in selling and administration costs and an increase in other income of $1.8 million.

Ainsworth Second Quarter 2003

Sales in the second quarter of 2003 were $91.4 million, representing an increase of $0.2 million from the preceding quarter and a decrease of $5.3 million (5.5%) compared to the corresponding period in 2002. OSB sales represented approximately 79% of the company’s total sales for the second quarter of 2003 compared to 75% in the preceding quarter and 72% in the second quarter of 2002. Lumber sales declined by $5.8 million compared to the second quarter of 2002 as the Abbotsford finger-joined lumber facility remained temporarily shut-down due to market conditions. Sales for the six months ended June 30, 2003 were $182.5 million compared to $185.7 million in 2002 (a decrease of 1.7%), also primarily as a result of the temporary shut-down of our lumber facility.

The High Level Facility

During the quarter, the company’s newest OSB plant in High Level, Alberta was shut-down for seven days to complete major repairs to the press. Adjusting for the shut-down period, the High Level facility operated at approximately 65% of capacity during the quarter. We have been encouraged by the higher production levels achieved at High Level since completion of the repairs to the press in late June. Despite the shut-down at the High Level OSB facility during the quarter, the company’s total OSB production increased by approximately 1.0% compared to the preceding quarter as production volume at the 100 Mile House and Grande Prairie OSB facilities rose by 3.3% and 3.0%, respectively.

Cash Flow and Financial Position

Cash provided by operations, after changes in non-cash working capital, was $31.3 million for the second quarter of 2003 compared to $27.1 million in the second quarter of 2002 and $22.1 million of cash used in operating activities in the preceding quarter. The significant cash provided by our operations is explained primarily by the utilization of log inventories built-up in the first quarter. The increase in cash provided by operations compared to the corresponding period in 2002 is attributable primarily to a more substantial reduction in working capital compared to the second quarter of 2002. For the six months ended June 30, 2003, cash provided by operations was $9.2 million compared to $0.3 million in 2002. The increase in cash provided by operations is explained primarily by the increase in operating earnings and a more substantial reduction in working capital compared to 2002. Ainsworth ended the quarter with a cash balance of $86.6 million compared to $57.0 million at March 31, 2003 and $86.8 million at the end of the second quarter of 2002.

Capital expenditures totaled $1.9 million compared to $1.9 million in the preceding quarter and $0.7 million in the corresponding period in 2002. For the six months ended June 30, 2003 capital expenditures totaled $3.8 million compared to $1.6 million in 2002. In 2003, the company has focused its capital expenditures on the Grande Prairie and High Level OSB operations. As a result, we anticipate increased production at both of these facilities.

Outlook

While economic uncertainty continues to prevail, we are currently enjoying near record pricing for our OSB. Based on the strength of our order files, current OSB pricing, and the expectation of continued increases in OSB production volume, we remain optimistic about the remainder of the year.

President	Chairman & CEO	COO & Corporate Secretary

August 20, 2003

Ainsworth Second Quarter 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended June 30, 2003

Overview

Sales in the second quarter of 2003 were $91.4 million compared to $96.7 million in the second quarter of 2002, representing a decrease of 5.5%. The decrease in sales compared to 2002 is attributable to the decline in plywood, veneer, and lumber sales, partially offset by an increase in OSB sales. During the second quarter, the company experienced a significant increase in OSB prices (in US dollars). Despite the fact that OSB shipment volumes declined by 2.2%, and the average value of the Canadian dollar appreciated 10.0% vis-a-vis the US dollar, the company’s average OSB mill return increased by 5.1%. Plywood sales revenue declined during the quarter due primarily to the impact of the appreciation in the value of the Canadian dollar and current weak market conditions. Veneer and lumber sales revenue declined due to significant reductions in shipment volumes.

During the quarter, the company generated a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $1.0 million compared to a loss of $4.3 million in the second quarter of 2002. After including the unrealized foreign exchange gain on US$ denominated debt and after income taxes, the net income was $27.6 million compared to net income of $14.5 million in the second quarter of 2002. The significant increase in net income year over year is explained primarily by the increase in the unrealized foreign exchange gain on US$ denominated debt from a gain of $21.7 million in 2002 to a gain of $33.9 million in 2003.

Operating earnings before amortization, plus interest and other income (expense) (EBITDA) was $20.2 million compared to $19.1 million in the second quarter of 2002, representing an increase of 5.8%. The increase in EBITDA compared to the corresponding period in 2002 is explained by a 5.1% increase in OSB prices and a reduction in selling and administration costs of $0.6 million.

Financial Highlights

Sales in the second quarter of 2003 were $91.4 million compared to $96.7 million in 2002, representing a decrease of $5.3 million or 5.5%. OSB sales represented approximately 79% of the company’s total sales compared to 72% in 2002. The decrease in sales revenue compared to the second quarter of 2002 was attributable to a decrease in plywood, veneer and lumber sales revenue.

Sales of OSB for the second quarter of 2003 were $71.7 million compared to $69.8 million in 2002, representing an increase of $1.9 million or 2.7%. During the second quarter, OSB prices continued to rise, however the continued strengthening of the Canadian dollar vis-a-vis the US dollar partially offset the positive effect on our mill returns. Despite the fact that the average value of the Canadian dollar appreciated 10.0% against the US dollar during the quarter, the company’s average OSB mill return increased by 5.1%. This higher mill return led to higher total OSB sales revenue despite a 2.2% decrease in shipment volume. Sales of plywood in the second quarter of 2003 were $16.0 million compared to $16.9 million in 2002, representing a decrease of $0.9 million or 5.3%. The decrease in plywood sales was attributable to a 8.3% decline in the average sales price which was partially offset by a 3.2% increase in shipment volumes. The decrease in the average sales price is attributable to the increased volumes of commodity sheathing shipped and the strengthening of the Canadian dollar. Lumber sales declined by $5.8 million compared to the second quarter of 2002 as the Abbotsford finger-joined lumber facility continues to be temporarily shut-down due to poor market conditions.

Cost of products sold in the second quarter of 2003 was $67.2 million compared to $70.3 million in 2002. The decline in cost of products sold year over year reflects the continued shut-down of the Abbotsford finger-joined lumber facility. OSB cost of products sold was relatively consistent

Ainsworth Second Quarter 2003

with the second quarter of 2002. Plywood and veneer cost of products sold increased on account of a 3.2% increase in shipment volumes of plywood.

OSB cost of products sold in the second quarter of 2003 was $47.9 million compared to $47.3 million in 2002. The slight increase in OSB cost of products sold is explained by a 3.6% increase in per unit cost of products sold compared to 2002, partially offset by a 2.2% decline in shipment volumes. The increase in per unit cost of products sold is attributable to the seven day maintenance shut-down at the High Level OSB facility. Plywood and veneer cost of products sold increased by $0.9 million (5.0%) compared to the second quarter of 2002 primarily as a result of a 3.2% increase in shipment volumes of plywood, which was partially offset by a reduction in per unit cost associated with the additional commodity sheathing volumes shipped, and a 14.7% decrease in veneer shipment volumes. Lumber cost of products sold decreased by $4.7 million due to the significant reduction in shipment volumes resulting from the temporary shut-down of the mill.

Selling and administration expense for the second quarter of 2003 decreased by $0.6 million to $4.4 million, reflecting the company’s ongoing effort to reduce costs.

Amortization of capital assets for the second quarter of 2003 was $7.1 million compared to $8.1 million in the corresponding period in the prior year. The decline in amortization relates primarily to reduction in logging activities during the second quarter of 2003 compared to the second quarter of 2002.

Finance expense, excluding unrealized foreign exchange gain on US$ denominated debt was $14.1 million compared to $14.8 million in 2002, representing a decrease of $0.7 million. The decline in finance expense is explained by the strengthening of the Canadian dollar in 2003.

During the quarter, the company recognized $0.4 million in other income (expense) compared to an expense of $2.0 million in 2002. The significant increase in other income compared to 2002 is explained primarily by the significant reduction in the foreign exchange loss associated with the company’s working capital ($0.8 million in 2003 compared to $3.8 million in 2002).

The company recognized a $33.9 million unrealized foreign exchange gain associated with its US$ denominated debt compared to a gain of $21.7 million in 2002. The substantial gains recognized in 2003 and 2002 reflect the appreciation in the value of the Canadian dollar vis-a-vis the US dollar.

Income tax expense for the second quarter of 2003 was $5.3 million compared to $3.0 million in 2002. The increase in the tax expense in 2003 reflects underlying business results and the treatment of the unrealized foreign exchange gain as a capital item.

Ainsworth Second Quarter 2003

Operating Highlights

In late June, the company’s newest OSB plant in High Level, Alberta was shut-down for seven days to complete major repairs to the press. Despite the shut-down, production volume at High Level increased by 4.4% compared to 2002. Overall, the company’s total OSB production volume during the second quarter of 2003 increased by 0.8% compared to 2002 as production volume at the company’s 100 Mile House and Grande Prairie facilities was generally consistent with the prior year. Adjusting for the shut-down period, the High Level facility operated at approximately 65% of capacity during the quarter.

Plywood production volume increased by 4.2% compared to the second quarter of 2002. The increase in plywood production volume is a result of the company’s efforts to maximize production volume to lower per unit costs.

Veneer production decreased by 14.7% in the quarter reflecting current market conditions for veneer and plywood. The company continues to evaluate market conditions for veneer and plywood and will adjust its production levels as conditions warrant. As the company’s finger-joined lumber facility remains temporarily shut-down there was no production of lumber during the quarter.

Cash Flow and Liquidity

Cash provided by operations, after changes in non-cash working capital, was $31.3 million for the second quarter of 2003 compared to $27.1 million in the second quarter of 2002. The increase in cash provided by operations compared to the corresponding period in 2002 is attributable primarily to a more substantial reduction of non-cash working capital compared to the second quarter of 2002. Non-cash working capital decreased by $24.5 million in 2003 compared to $22.5 million in 2002. The decrease in non-cash working capital in both 2003 and 2002 is explained primarily by the utilization of log inventories built-up in the first quarter.

During the quarter, capital expenditures totaled $1.9 million compared to $0.7 million in the second quarter of 2002. In 2003, the majority of the company’s capital expenditures have been focused on the Grande Prairie and High Level OSB operations.

At June 30, 2003 we had $86.6 million in cash available compared to $80.2 million at December 31, 2002 and $86.8 million at the end of the second quarter of 2002. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result, our operations are funded solely by cash flow generated from operations and our available cash balance. Our cash flow is subject to general economic, industry, and legislative conditions that are beyond our control.

Outlook

While economic uncertainty continues to prevail, we are currently enjoying near record pricing for our OSB. Based on the strength of our order files, current OSB pricing, and the expectation of continued increases in OSB production volume, we remain optimistic about the remainder of the year.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	June 30	December 31
	2003	2002

	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash	$86,637	$80,195
Accounts receivable	25,577	25,198
Inventories	50,778	50,906
Income taxes receivable	955	120
Prepaid expenses	2,708	2,655

	166,655	159,074
CAPITAL ASSETS	357,798	369,263
OTHER ASSETS	24,185	26,715

	$548,638	$555,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	19,132	17,415
Accrued liabilities	27,282	36,954
Current portion of long term debt	269	46

	46,683	54,415
REFORESTATION OBLIGATION	4,628	4,634
LONG TERM DEBT	376,343	440,332
FUTURE INCOME TAXES	19,083	7,300

	446,737	506,681

SHAREHOLDERS’ EQUITY
Capital stock	53,106	53,083
Contributed surplus	142	375
Retained earnings (Deficit)	48,653	(5,087)

	101,901	48,371

	$548,638	$555,052

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of dollars, except per share data) Unaudited

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

SALES	$91,370	$96,740	$182,535	$185,681

COSTS AND EXPENSES
Costs of products sold	67,157	70,281	129,880	132,928
Selling and administration	4,405	4,955	8,519	10,369

	71,562	75,236	138,399	143,297

OPERATING EARNINGS BEFORE AMORTIZATION	19,808	21,504	44,136	42,384
AMORTIZATION OF CAPITAL ASSETS	7,075	8,133	15,238	16,430

OPERATING EARNINGS	12,733	13,371	28,898	25,954

FINANCE EXPENSE
Interest charges	(12,842)	(13,447)	(26,623)	(28,057)
Amortization charges	(1,219)	(1,352)	(2,411)	(2,528)

	(14,061)	(14,799)	(29,034)	(30,585)
OTHER INCOME (EXPENSE)
Interest and other	362	(2,427)	830	(1,416)
Write-down of capital assets	—	432	—	432

	(13,699)	(17,658)	(28,204)	(32,433)

INCOME (LOSS) BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN; LONG-TERM DEBT	(966)	(4,287)	694	(6,479)
UNREALIZED FOREIGN EXCHANGE GAIN; LONG TERM DEBT	33,864	21,729	64,773	21,335

INCOME BEFORE INCOME TAXES	32,898	17,442	65,467	14,856
INCOME AND LARGE CORPORATION TAX EXPENSE	5,276	2,978	11,727	2,431

NET INCOME	27,622	14,464	53,740	12,425
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	21,031	10,747	(5,087)	12,786

RETAINED EARNINGS, END OF PERIOD	$48,653	$25,211	$48,653	$25,211

Basic and diluted earnings per share (dollars)	$1.90	$0.99	$3.69	$0.85

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$27,622	$14,464	$53,740	$12,425

Amounts not requiring an outlay of cash
Amortization of capital assets	7,075	8,133	15,238	16,430
Amortization of financing costs	644	644	1,273	1,262
Amortization of debt discount	213	213	422	422
Unrealized foreign exchange (gain) loss; long-term debt	(33,864)	(21,729)	(64,773)	(21,335)
Amortization of consent and commitment fees	362	494	803	845
Non-cash stock-based compensation	(210)	67	(210)	134
Loss on disposal of capital assets	6	—	14	—
Loss on writedown of machinery and equipment	—	432	—	432
Change in non-current reforestation obligation	(711)	(352)	(6)	200
Future income taxes	5,687	2,261	11,783	1,364
Change in non-cash operating working capital	24,486	22,460	(9,094)	(11,864)

	31,310	27,087	9,190	315

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in capital lease obligations	595	(12)	584	(48)

	595	(12)	584	(48)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(1,923)	(650)	(3,803)	(1,642)
(Increase) decrease in other assets	(321)	93	455	1,173
Proceeds on disposal of capital assets	3	10	16	10

	(2,241)	(547)	(3,332)	(459)

NET CASH INFLOW (OUTFLOW)	29,664	26,528	6,442	(192)
CASH, BEGINNING OF PERIOD	56,973	60,242	80,195	86,962

CASH, END OF PERIOD	$86,637	$86,770	$86,637	$86,770

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statement
Three and six month periods ended June 30, 2003 and 2002
(Unaudited)

1.	BASIS OF PRESENTATION

The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except where stated below. These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2002. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.	CONTINGENT ITEM

In March 2003, the Government of B.C. (“Crown”) introduced the Forestry Revitalization Plan (the “Plan”) that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licences. As well, through legislation, licensees, including the Company, will be required to return 20% of their replaceable tenure to the Crown. The Crown has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

The effect of the timber take-back will result in a reduction of approximately 29,600 cubic metres of the Company’s allowable annual cut. The effect of the Plan on the Company’s financial position and results of operations is not determinable at this time. The Company will record the effects of the plan when the amounts to be recorded are determinable.

AINSWORTH LUMBER CO. LTD.
Other Information

	June 30, 2003	June 30, 2002

Selected Balance Sheet Items ($000’s)
Cash	$86,637	$86,770
Total assets	$548,638	$565,751
Total debt	$376,612	$422,575
Shareholders’ equity	$101,901	$78,774

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Reconciliation of Net Income to EBITDA ($000’s)
Net Income	$27,622	$14,464	53,740	12,425
Add: Depreciation and amortization	7,075	8,133	15,238	16,430
Finance expense	14,061	14,799	29,034	30,585
Write-down of capital assets	—	432	—	432
Income and large corporation tax expense	5,276	2,978	11,727	2,431
Less: Unrealized foreign exchange gain	33,864	21,729	64,773	21,335

EBITDA	$20,170	$19,077	$44,966	$40,968

Product Sales ($000’s)
OSB	$71,749	$69,808	$140,560	$136,669
Plywood	15,973	16,864	33,988	30,748
Veneer	3,002	3,571	5,975	7,603
Lumber	141	5,948	925	9,631
Chips	505	549	1,087	1,030

	$91,370	$96,740	$182,535	$185,681

Geographic Sales Distribution ($000’s)
Canada	$17,458	$16,597	$36,579	$30,730
USA	65,469	70,998	129,733	137,271
Europe	1,747	1,545	4,097	2,440
Asia	6,696	7,600	12,126	15,240

	$91,370	$96,740	$182,535	$185,681

Product Shipment Volumes
OSB (msf-3/8” )	328,706	336,082	652,874	661,026
Plywood (msf-3/8” )	26,105	25,286	56,588	45,551
Veneer (msf-3/8” )	13,904	16,296	28,193	35,500
Lumber (mfbm)	394	10,323	2,447	18,615
Chips (BDUs)	7,224	9,630	16,466	16,436
Production Volumes
OSB (msf-3/8” )	329,014	326,486	656,317	646,089
Plywood (msf-3/8” )	27,721	26,604	58,046	47,650
Veneer (msf-3/8” ){Note 1}	40,387	47,369	90,681	90,158
Lumber (mfbm)	—	11,158	—	18,615
Chips (BDUs)	7,224	9,630	16,466	16,436

Note 1: includes transfer volumes to Savona (for plywood production)

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet — 3/8” of oriented strand board (OSB), 155 million square feet — 3/8” of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contact:

Robb Pelwecki
Manager, Corporate Reporting
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robbp@ainsworth.ca

Or

Bruce Rose
General Manager, Corporate Planning
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: brucer@ainsworth.ca

Common shares of Ainsworth Lumber Co. Ltd. are traded on the Toronto Stock Exchange under the symbol: ANS

Visit our web-site: www.ainsworth.ca

Document 3

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and six month periods ended June 30, 2003 and 2002
(Unaudited)

SEGMENTED INFORMATION

The terms of the 13.875% senior secured notes due July 15, 2007 require special disclosure, beginning in the three month period ending June 30, 2002, segmenting the company’s interest in the High Level project, the non-OSB assets, and the remainder of the operations of the company.

Non-OSB assets, by definition, include the company’s veneer and plywood operations.

The remainder of the operations includes the 100 Mile House and Grande Prairie OSB facilities and the Abbotsford finger-joined lumber facility, and are described below as “Other”.

Finance expense and income taxes are not segmented as these corporate activities reflect the overall activity of the company, not those of individual segments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Sales in the second quarter of 2003 were $91.4 million compared to $96.7 million in the second quarter of 2002, representing a decrease of 5.5%. The decrease in sales compared to 2002 is attributable to the decline in plywood, veneer, and lumber sales, partially offset by an increase in OSB sales. During the second quarter, the company experienced a significant increase in OSB prices (in US dollars). Despite the fact that OSB shipment volumes declined by 2.2%, and the average value of the Canadian dollar appreciated 10.0% vis-a-vis the US dollar, the company’s average OSB mill return increased by 5.1%. Plywood sales revenue declined during the quarter due primarily to the impact of the appreciation in the value of the Canadian dollar and current weak market conditions. Veneer and lumber sales revenue declined due to significant reductions in shipment volumes.

During the quarter, the company generated a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $1.0 million compared to a loss of $4.3 million in the second quarter of 2002. After including the unrealized foreign exchange gain on US$ denominated debt and after income taxes, the net income was $27.6 million compared to net income of $14.5 million in the second quarter of 2002. The significant increase in net income year over year is explained primarily by the increase in the unrealized foreign exchange gain on US$ denominated debt from a gain of $21.7 million in 2002 to a gain of $33.9 million in 2003.

Operating earnings before amortization, plus interest and other income (EBITDA) was $20.2 million compared to $19.1 million in the second quarter of 2002, representing an increase of 5.8%. The increase in EBITDA compared to the corresponding period in 2002 is explained by a 5.1% increase in OSB prices and a reduction in selling and administration costs of $0.6 million.

Financial Highlights

Sales in the second quarter of 2003 were $91.4 million compared to $96.7 million in 2002, representing a decrease of $5.3 million or 5.5%. OSB sales represented approximately 79% of the company’s total sales compared to 72% in 2002. The decrease in sales revenue compared to the second quarter of 2002 was attributable to a decrease in plywood, veneer and lumber sales revenue.

Sales of OSB for the second quarter of 2003 were $71.7 million compared to $69.8 million in 2002, representing an increase of $1.9 million or 2.7%. During the second quarter, OSB prices continued to rise, however the continued strengthening of the Canadian dollar vis-a-vis the US dollar partially offset the positive effect on our mill returns. Despite the fact that the average value of the Canadian dollar

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and six month periods ended June 30, 2003 and 2002
(Unaudited)

appreciated 10.0% against the US dollar during the quarter, the company’s average OSB mill return increased by 5.1%. This higher mill return led to higher total OSB sales revenue despite a 2.2% decrease in shipment volume.

High Level OSB — During the quarter, sales from the High Level OSB facility were $14.0 million compared to $14.6 million in 2002, representing a decrease of 4.3%. The decline in sales was attributable to a 4.7% decline in shipment volume partially offset by a 0.8% increase in the average mill return.

Non-OSB — Non-OSB sales decreased by $1.4 million (6.7%) compared to the second quarter of 2002. The decrease in Non-OSB sales was attributable to a 5.3% decline in plywood sales and a 16.7% decline in veneer sales. Sales of plywood in the second quarter of 2003 were $16.0 million compared to $16.9 million in 2002. The decrease in plywood sales was attributable to a 8.3% decline in the average sales price which was partially offset by a 3.2% increase in shipment volumes. The decrease in the average sales price is explained by increased volumes of commodity sheathing shipped and the strengthening of the Canadian dollar. Veneer sales declined on account of a 14.7% decline in shipment volume.

Other — During the quarter, Other sales declined by $3.3 million compared to 2002. The decline in other sales is explained primarily by the decline in lumber sales of $5.8 million as the Abbotsford finger-joined lumber facility continues to be temporarily shut-down due to poor market conditions. The decline in lumber sales was partially offset by a 4.5% increase in OSB revenue from the company’s 100 Mile House and Grande Prairie OSB facilities. Despite the fact that shipment volumes declined by 1.5%, OSB revenue from these two facilities increased by $2.5 million as the average mill return increased by 6.2% compared to 2002.

Cost of products sold in the second quarter of 2003 was $67.2 million compared to $70.3 million in 2002. The decline in cost of products sold year over year reflects the continued shut-down of the Abbotsford finger-joined lumber facility. OSB cost of products sold was relatively consistent with the second quarter of 2002. Plywood and veneer cost of products sold increased on account of a 3.2% increase in shipment volumes of plywood.

OSB cost of products sold in the second quarter of 2003 was $47.9 million compared to $47.3 million in 2002. The slight increase in OSB cost of products sold is explained by a 3.6% increase in per unit cost of products sold compared to 2002, partially offset by a 2.2% decline in shipment volumes.

High Level OSB — OSB cost of products sold for the company’s High Level facility were $12.9 million compared to $11.4 million in 2002. Despite the fact that OSB shipment volumes declined by 4.7%, cost of products sold increased primarily due to a 10% increase in production costs compared to the second quarter of 2002. The increase in production costs is attributable primarily to the seven day maintenance shut-down at the High Level facility during the quarter. EBITDA decreased by $1.6 million compared to 2002 as a result of a decline in production and shipment volumes.

Non-OSB — Plywood and veneer cost of products sold increased by $0.9 million (5.0%) compared to the second quarter of 2002 primarily as a result of a 3.2% increase in shipment volumes of plywood, which was partially offset by a reduction in per unit cost associated with the additional commodity sheathing volumes shipped, and a 14.7% decrease in veneer shipment volumes. EBITDA declined by $1.5 million during the quarter primarily due to weak market conditions and the impact of the stronger Canadian dollar.

Other — Other cost of products sold declined by $5.5 million to $35.3 million during the quarter. The significant decline in other cost of products sold relates primarily to a reduction in lumber cost of products sold, which decreased by $4.7 million due to the significant reduction in shipment volumes resulting from the temporary shut-down of the mill. Cost of products sold for the company’s 100 Mile House and Grande

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and six month periods ended June 30, 2003 and 2002
(Unaudited)

Prairie facilities decreased by $0.8 million primarily on account of a 1.5% decline in shipment volumes. During the quarter, EBITDA increased by $4.2 million (26.8%) compared to 2002 primarily as a result of significant increase in OSB mill returns.

Selling and administration expense for the second quarter of 2003 decreased by $0.6 million to $4.4 million, reflecting the company’s ongoing effort to reduce costs.

Amortization of capital assets for the second quarter of 2003 was $7.1 million compared to $8.1 million in the corresponding period in the prior year. The decline in amortization relates primarily to reduction in logging activities during the second quarter of 2003 compared to the second quarter of 2002.

Finance expense, excluding unrealized foreign exchange gain on US$ denominated debt was $14.1 million compared to $14.8 million in 2002, representing a decrease of $0.7 million. The decline in finance expense is explained by the strengthening of the Canadian dollar in 2003.

During the quarter, the company recognized $0.4 million in other income compared to an expense of $2.0 million in 2002. The significant increase in other income compared to 2002 is explained primarily by the significant reduction in the foreign exchange loss associated with the company’s working capital ($0.8 million in 2003 compared to $3.8 million in 2002).

The company recognized a $33.9 million unrealized foreign exchange gain associated with its US$ denominated debt compared to a gain of $21.7 million in 2002. The substantial gains recognized in 2003 and 2002 reflect the appreciation in the value of the Canadian dollar vis-a-vis the US dollar.

Income tax expense for the second quarter of 2003 was $5.3 million compared to $3.0 million in 2002. The increase in the tax expense in 2003 reflects underlying business results and the treatment of the unrealized foreign exchange gain as a capital item.

Operating Highlights

In late June, the company’s newest OSB plant in High Level, Alberta was shut-down for seven days to complete major repairs to the press. Despite the shut-down, production volume at High Level increased by 4.4% compared to 2002. Adjusting for the shut-down period, the High Level facility operated at approximately 65% of capacity during the quarter. Overall, the company’s total OSB production volume during the second quarter of 2003 increased by 0.8% compared to 2002 as production volume at the company’s 100 Mile House and Grande Prairie facilities was generally consistent with the prior year.

Plywood production volume increased by 4.2% compared to the second quarter of 2002. The increase in plywood production volume is a result of the company’s efforts to maximize production volume to lower per unit costs.

Veneer production decreased by 14.7% in the quarter reflecting current market conditions for veneer and plywood. The company continues to evaluate market conditions for veneer and plywood and will adjust its production levels as conditions warrant. As the company’s finger-joined lumber facility remains temporarily shut-down there was no production of lumber during the quarter.

Cash Flow and Liquidity

Cash provided by operations, after changes in non-cash working capital, was $31.3 million for the second quarter of 2003 compared to $27.1 million in the second quarter of 2002. The increase in cash provided by operations compared to the corresponding period in 2002 is attributable primarily to a more substantial reduction of non-cash working capital compared to the second quarter of 2002. Non-cash working capital

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and six month periods ended June 30, 2003 and 2002
(Unaudited)

decreased by $24.5 million in 2003 compared to $22.5 million in 2002. The decrease in non-cash working capital in both 2003 and 2002 is explained primarily by the utilization of log inventories built-up in the first quarter.

During the quarter, capital expenditures totaled $1.9 million compared to $0.7 million in the second quarter of 2002. In 2003, the majority of the company’s capital expenditures have been focused on the Grande Prairie and High Level OSB operations.

At June 30, 2003 we had $86.6 million in cash available compared to $80.2 million at December 31, 2002 and $86.8 million at the end of the second quarter of 2002. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result, our operations are funded solely by cash flow generated from operations and our available cash balance. Our cash flow is subject to general economic, industry, and legislative conditions that are beyond our control.

Outlook

While economic uncertainty continues to prevail, we are currently enjoying near record pricing for our OSB. Based on the strength of our order files, current OSB pricing, and the expectation of continued increases in OSB production volume, we remain optimistic about the remainder of the year.

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and six month periods ended June 30, 2003 and 2002
(Unaudited)

	Three months ended June 30, 2003 ($000’s)

	High Level	Non-OSB	Other	Total

Sales	$13,996	$19,480	$57,894	$91,370
Amortization	1,188	800	5,087	7,075
Operating earnings (loss)	(229)	(1,565)	14,527	12,733
Operating earnings (loss) before amortization plus interest and other income	1,002	(707)	19,875	20,170
Assets	153,323	51,381	343,934	548,638
Capital expenditures	794	657	472	1,923

	Three months ended June 30, 2002 ($000’s)

	High Level	Non-OSB	Other	Total

Sales	$14,566	$20,929	$61,245	$96,740
Amortization	1,408	855	5,870	8,133
Operating earnings	1,586	571	11,214	13,371
Operating earnings before amortization plus interest and other income	2,564	806	15,707	19,077
Assets	153,819	48,311	363,621	565,751
Capital expenditures	—	233	417	650

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and six month periods ended June 30, 2003 and 2002
(Unaudited)

	Six months ended June 30, 2003 ($000’s)

	High Level	Non-OSB	Other	Total

Sales	$26,450	$41,048	$115,037	$182,535
Amortization	2,733	1,769	10,736	15,238
Operating earnings	500	342	28,056	28,898
Operating earnings before amortization plus interest and and other income	3,336	2,279	39,351	44,966
Assets	153,323	51,381	343,934	548,638
Capital expenditures	1,229	917	1,657	3,803

	Six months ended June 30, 2002 ($000’s)

	High Level	Non-OSB	Other	Total

Sales	$25,899	$39,279	$120,503	$185,681
Amortization	2,678	1,937	11,815	16,430
Operating earnings	1,661	933	23,360	25,954
Operating earnings before amortization plus interest and and other income	4,038	2,460	34,038	40,536
Assets	153,819	48,311	363,621	565,751
Capital expenditures	673	304	665	1,642

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2003

AINSWORTH LUMBER CO. LTD.

By: /s/ Michael Ainsworth Michael Ainsworth Executive Vice-President